March 17, 2011

U.S. Securities & Exchange Commission
Attn: John Stickel, Attorney Advisor
100 F Street, N.E.
Washington, DC 20549

Re:	Hunt for Travel, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed March 7, 2011
File No. 333-169802

Dear Mr. Stickel,

We represent Hunt for Travel, Inc., (the “Company,” “we,” “us,” or “our”). We are in receipt of your verbal comments on March 17, 2011 and set forth below are the Company’s responses to your comments.

1.	The Company has added disclosure stating that there is no guarantee the company will be able to sell two cruises and one tour within the next six months.

2.	The Company has removed the reference to “the attached engagement letter with the company” referencing Europa Capital.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin